December 22, 2010

VIA EDGAR AND OVERNIGHT MAIL

Sonia Bednarowsky
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EDUtoons, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2010
File No 333-168587

Dear Ms. Bednarowsky:

We are counsel to EDUtoons, Inc. (“EDUtoons,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated November 9, 2010, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

Comment 1. We note your response to our prior comment 1. It appears that you may be a shell company. Please revise to disclose your status as a shell company or provide us your analysis that sufficiently addresses as to why you believe you are not a shell company in light of Rule 405 of the Securities Act.

Response:          We respectfully submit that EDUtoons should not be deemed a shell company.  EDUtoons is a development stage company that intends to establish a viable business upon successfully completing the offering discussed in the Registration Statement.  While at the present time the Company does have nominal operations and all of its assets consist of cash and deferred registration costs, it is anticipated, although no assurance can be given, that shortly after the offering, the Company will accelerate and expand its operations through the production and development of cartoon segments.  The Company has begun to engage in activities that are in preparation of the execution of its business plan, such as obtaining the domain rights to www.edutoons4kids.com.  In addition, during the second quarter following the offering, the Company intends to begin marketing the cartoons that it develops, after which it is anticipated that the Company will create sufficient interest in its products to enable it to begin generating revenue between 6 to 12 months thereafter.

Prospectus Summary, page 1

Comment 2.          We note your response to our prior comments 5 and 16, and we reissue in part.  Please disclose an estimate of the amount of money needed to accomplish the goals set out in your plan of operation. In addition, please include a brief summary of your estimated timeframe for generating revenue.

Response:  The Prospectus Summary has been revised in response to this comment.  Please see page 2 of Amendment No. 2.

Risk Factors, page 5

Members of our management team have minimal experience in producing….page 5

Comment 3.          We note your response to our prior comment 10. Please revise to state, if true, that management has no experience in producing and marketing educational cartoons, as opposed to "minimal experience," or advise. Additionally, please state here, if true, that Mr. Hansen has no experience in animation, as it appears from page 16 that his experience is limited to non-animated cartoons, or advise.

Response:  The relevant risk factor has been revised to indicate that management has no experience in producing and marketing educational cartoons.  Please see page 5 of Amendment No. 2.  Further, Amendment No. 2 includes a brief description of Mr. Hansen’s experience in animation.  Please see page 17 of Amendment No. 2 which states that Mr. Hansen was engaged as a consultant on the animated movie “Dondi” based on the cartoon character created by Mr. Hansen.

Because our Chief Executive Officer and sole Director owns 27% of our issued… page 8

Comment 4.          Please reconcile your disclosure that your chief executive officer owns 27% of your shares of common stock with your disclosure on page 36 that she owns 36.36% of your shares of common stock.

Response:          Amendment No. 2 contains disclosure stating that the Company’s  Chief Executive Officer, President and sole Director, Ms. Eileen Russell owns 38.46% of the Company’s issued and outstanding shares as of December 20, 2010.  Such percentage takes into account the issuance of an aggregate of 500,000 shares issued to the Company’s Chief Executive Officer and Vice-President on December 15, 2010.    Please see page 8 of Amendment No. 2.  This is consistent with the security ownership table found on page 46 of Amendment No. 2.

Use of Proceeds., page 10

Comment 5.          We note your revisions made in response to our prior comment 13. Please clarify in the first sentence of the second paragraph that estimated expenses are $20,010 rather than $20,100.

Response:   Amendment No. 2 contains the change requested.  Please see page 10 of Amendment No. 2.

Description of Business, page 14

Comment 6.          We note your disclosure on page 15 regarding the initial steps you have taken. Please revise to state the dates when you achieved each step already taken.

Response: Amendment No. 2 contains the change requested.  Please see page 15 of Amendment No. 2.

Comment 7.  Please revise your business plan on pages 15 and 16 to indicate how the budget for each quarter will be allocated among the activities for that quarter.

Response.  Please see page 15-16 of Amendment No. 2 for a discussion on how the budget for each quarter will be allocated among the activities listed for that quarter.

Comment 8.          Please revise throughout to clarify when you intend to begin executing your business plan. It is unclear whether you will begin implementing your business plan as soon as you begin your offering or at some later date. In this regard, we note statements regarding when you will begin your plan of operations such as "[during the first 12 months following the offering" on page 15, "within the twelve months following the offering" on page 15, "following the conclusion of the offering" on page 15, "upon raising $50,000 from the offering" on page 17, and "following the date of this prospectus" on page 32.

Response:  The Registration Statement has been amended throughout to indicate that the Company’s business plan will be implemented following the offering.

Comment 9.          We note that the net proceeds discussed in the Use of Proceeds section may be less than your estimated budget discussed in your Description of Business. Please clarify whether you intend to modify your plan of operation and budget based upon the amount of shares sold in your offering or whether you plan to obtain additional financing if your net proceeds are less than your estimated budget.  In this regard, we note your disclosure on page 33 that, if no proceeds are received in your offering, you may engage in additional financing activities.

Response:  The Registration Statement has been modified in response to this comment.  Please see page 16 of Amendment No. 2.

Comment 10.         Please reconcile your disclosure on page 16 that you intend to make a clip of your cartoon segments available at no charge on the Internet during the second quarter following the completion of your offering with your disclosure on the same page that you do not intend to develop your website and make your cartoons accessible through your website until the third quarter following your offering.

Response.  The Registration Statement has been modified to indicate that a clip of the cartoon segments generated by the Company will be made available on the Company’s website during the second quarter following the offering.  Please see page 16 of Amendment No. 2.

Educational Cartoons, page 16

Comment 11.  Please revise to clarify how you will pay your animators. You state on page 17 that animators will be paid "on an hourly basis" and also that you will retain animators “on a commission basis only.”

Response:  The Registration Statement has been revised to state that all animators will be paid on an hourly basis only.

Comment 12.  Please revise to clearly explain your business relationship with Mr.  Hansen. We note your disclosure on page 18 that you have no employees and your statement on page 35 that you have not entered into any employment or consulting agreements. If you have no agreement with Mr. Hansen and he is not an employee, please provide balancing disclosure throughout, indicating that he is not an employee and that you do not have any agreements with him.

Response:  The Registration Statement has been revised in response to this request and we have included a new risk factor relating to the fact that Mr. Hansen is not currently bound by any type of written agreement with the Company.  Please see page 6 of Amendment No. 2.

Pricing and Licensing, page 17

Comment 13.  We note your disclosure on page 17 regarding your intention to sell each cartoon at three times the production costs. Please clarify what you mean by “production costs.” For example, we note that you intend to conduct research and development activities related to the development of your initial cartoons during the first quarter following the completion of your offering.  Additionally, please tell us to what extent the prices for your cartoons have been set. Though you state on page 17 that prices are not yet “definitively set” it appears that you have budgeted for production costs and that you plan to offer them at “three times production cost.”

Response:  The Registration Statement has been revised to indicate that at the present time, it is anticipated that the cartoons will be offered at three times the aggregate hourly fees paid to the cartoon animator responsible for such.  Please see page 17 of Amendment No. 2.

Competition, page 18

Comment 14.  We note your disclosure to our prior comment 17. Please revise in light of your statement on page 7 that the “market in which (you) operate is characterized by numerous small companies.”

Response:  The Registration Statement has been revised in response to this.  Please see page18 of Amendment No. 2.

Financial Statements

Comment 15.  We note your revisions to the audited financial statements to capitalize deferred offering costs of $10,000 at June 30, 2010.  Please further revise the statements of cash flows to include new line items of 'Deferred registration costs' of $10,000 and 'Due to stockholder' of $10,000 within cash provided by operating activities as a change in operating assets and liabilities. The 'Supplemental disclosure of non-cash investing and financing activities' section should be deleted.

Response:  The Registration Statement has been revised in response to this.  Please see the financial statements contained in Amendment No. 2.

Note 5. Going Concern/Risks and Uncertainties, page 30

Comment 16.  We have reviewed your revisions in response to our prior comments 21 and 22, and note the newly inserted going concern paragraph included in the auditors' opinion. However, the first paragraph under Note 5 to the audited financial statements should be expanded to indicate that your auditors have expressed substantial doubt as to your ability to continue as a going concern and that the reasons for the substantial doubt along with management's plans are found in the second and third paragraphs of Note 5.

Response:  The Registration Statement has been revised in response to this.  Please see the notes to the financial statements contained in Amendment No. 2.

Liquidity and Capital Resources, page 33

Comment 17.   Please revise to disclose the loan from a stockholder, as discussed on page 27.

Response:  The Registration Statement has been revised in response to this.  Please see page 43 of Amendment No. 2.

Signatures

Comment 18.  We note your response to prior comment 30. Please revise to have your registration statement signed by someone in the capacity of either controller or principal accounting officer.

Response:  The Registration Statement has been revised in response to this.  Please see the signature page of Amendment No. 2.

Exhibit 5.1

Comment 19.  Please have counsel revise to replace the words “Legal Matters” in the first sentence in the last paragraph with the words “Legal Representation.”

Response:  The Registration Statement has been revised in response to this.  Please see Exhibit 5.1.

Other

Age of Financial Statements

Comment 20.  Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:  The Registration Statement has been revised to include the quarterly financial statements of the Company for the period ended September 30, 2010.

Consents of Independent Registered Public Accounting Firm

Comment 21.  Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:  The Registration Statement contains a currently dated accountant’s consent.  Further, the Company undertakes to retain manually signed copies of such consent in its files and records for a period of five (5) years.

In addition to the responses above, the Company also hereby acknowledges that, in the event that the Company requests acceleration of effectiveness of the Registration Statement, that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.